Product Supplement No. EA-04-09 dated May 11,2021

Prospectus Supplement and Prospectus each dated May 11,2021

Coupon Barrier Autocall Securities (CoBas) A Guide for Investors Citigroup Global Markets Holdings Inc. Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333 - 255302 and 333 - 255302 - 03 The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other govern - mental agency, nor are they obligations of, or guaranteed by, a bank. Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key risks associated with CoBas” beginning on page 3 and the accompanying Product Supplement. The securities will not be listed on any securities exchange. The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of CoBas. The specific terms of any offering of CoBas will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any CoBas. You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows: Product Supplement No. EA - 04 - 09 dated May 11, 2021 Prospectus Supplement and Prospectus each dated May 11, 2021

Citigroup Global Markets Holdings Inc. 2

Overview

What are Coupon Barrier Autocall Securities or CoBas?

- Coupon Barrier Autocall Securities, or CoBas for short, are unsecured debt securities of the issuer, but unlike conventional debt, the interest on the securities is contingent and may not return a fixed amount of principal at maturity.
- CoBas offer periodic coupons contingent upon the performance of an "underlying" asset or the worst performing of multiple assets.
- Additionally, CoBas are autocallable, meaning the securities may terminate early if a particular condition is satisfied, returning principal to the investor.
- On the downside, CoBas generally offer contingent protection, meaning they will return full principal as long as the underlying does not drop below a specified level, but there is exposure to the full downside of the underlying if its performance drops below the Final Barrier Level at maturity.
- CoBas can have a maturity between 6 months and 10 years.

Who might be interested in CoBas?

- Investors looking for potential above-market yields.
- Investors with a moderately bullish or range-bound trading view of the underlying.
- Investors who can accept redemption of their securities prior to the stated maturity.
- Investors comfortable with the risks of owning the underlying outright.

What benefits specific to CoBas should you be aware of?

- The periodic coupons on CoBas offer the potential to earn a yield that is higher than what is offered in traditional fixed income markets.
- CoBas offer full protection on the downside as long as the underlying does not fall below a specified barrier on the final valuation date, subject to the credit risk of the issuer.

What risks specific to CoBas should you be aware of?

- CoBas are not principal protected and thus you could receive significantly less than the initial amount you invest.
- CoBas will be automatically called if the performance of the underlying is above the specified level on any observation date, shortening the holding period of the investment, and potentially creating reinvestment risk.
- Because both the coupons and principal protection are contingent, there is no guarantee you will receive any income or a return of your initial investment.

For additional risks, please see the "Key risks associated with CoBas" on the following page. For a full description of the risks involved with this type of investment, please review the "Key Risks Relating to the Securities" in any CoBa pricing supplement.

Sample CoBa Terms

Issuer	Citigroup Global Markets Holdings Inc., guaranteed by Citigroup Inc.
Underlying(s)	ABC Stock
Tenor	2 years
Coupon Barrier Level	70% of Initial Stock Level
Final Barrier Level	70% of Initial Stock Level
Autocall Level	100% of Initial Stock Level
Observation Frequency	Quarterly
Contingent Coupon	8% per annum (2% per quarter), paid if ABC Stock is ≥ Coupon Barrier Level
Automatic Early Redemption (Autocall)	At the end of each quarter, if ABC Stock is ≥ the Autocall Level, the security is automatically redeemed for principal plus the final coupon
Payment at Maturity	If the securities have not been previously called: If ABC Stock is ≥ the Final Barrier Level, principal plus coupon is paid; else investors receive shares of ABC Stock as if purchased on trade date or cash equivalent (meaning a loss equal to the loss in the stock)

Citigroup Global Markets Holdings Inc. 3 You may lose a significant portion or all of your investment Unlike conventional debt securities, CoBas do not repay a fixed amount of principal at maturity. Instead, the payment at maturity will depend on the performance of the underlying. If the underlying depreciates below its final barrier level, investors will lose 1% of the stated principal amount of the CoBas for every 1% by which the underlying has depreciated from its initial level. Coupon payments are contingent If the underlying level is below the coupon barrier level on the relevant valuation date, a coupon will not be paid for the relevant period. CoBas linked to the worst performing of multiple underliers have heightened risks If a CoBa is linked to the worst performing of multiple underliers, all that is required for the CoBa to perform poorly is for one underlier to perform poorly, regardless of the performance of the others. For these CoBas, the less correlated the underliers, the higher the risk, because the greater the likelihood that any one underlier will perform poorly. CoBas may be automatically redeemed prior to maturity If the underlying performs in a way that would otherwise be favorable, CoBas are likely to be redeemed early, limiting your opportunity to receive contingent coupon payments. CoBas offer downside exposure, but no upside exposure, to the underlying Although investors in CoBas have downside risk with respect to the underlying, investors in CoBas will not receive dividends or participate in any appreciation of the underlying. The securities are subject to the credit risk of the issuer and guarantor If the issuer or guarantor defaults on their obligations, holders of CoBas may not receive anything owed to them under the securities. CoBas will not be listed on any securities exchange and holders may not be able to sell them prior to maturity CoBas will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the CoBas. The value of CoBas prior to maturity will fluctuate based on many unpredictable factors The value of CoBas prior to maturity will fluctuate based on the price and volatility of the underlying and a number of other factors, including dividend yield on the underlying, interest rates generally, the time remaining to maturity and the issuer’s creditworthiness. The value of CoBas at any time prior to maturity may be significantly less than the issue price. Investors may not receive the benefit of the barrier in any sale prior to maturity. The issuer and its affiliates may have conflicts of interest with investors The issuer and its affiliates may have a number of conflicts of interest with investors in the CoBas as a result of their hedging, trading and other business activities. The United States federal tax consequences of an investment in the CoBas are uncertain There is no direct legal authority regarding the proper U.S. federal tax treatment of CoBas, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of these investments are uncertain. Additionally, non - U.S. investors should note that persons having withholding responsibility in respect of the CoBas may withhold on any coupon payment paid to a non - U.S. investor, generally at a rate of 30%. To the extent that we have withholding responsibility in respect of the securities, we intend to so withhold. Investors should refer to the applicable offering document(s) for each CoBa regarding its U.S. federal tax treatment. No assurance can be given that the IRS will agree with the treatment described in the offering document(s) for a particular CoBa. Citigroup Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional adviser on legal and tax matters before investing in any CoBa. Key Risks Associated with CoBas

Citigroup Global Markets Holdings Inc. 4 Principal Returned & Final Coupon Paid Loss Equal to Loss on Underlying Autocall & Coupon Paid Coupon Paid No Coupon Paid Autocall & Coupon Paid Coupon Paid No Coupon Paid Each CoBa will generally specify the following terms: Coupon Barrier Level A level, such as 80% of the initial price of the underlying, which indicates the lower boundary of when a coupon will be paid. If the underlying is above the Coupon Barrier Level on an observation date, the coupon for that period will be paid. If the underlying is below the Coupon Barrier Level, no coupon will be paid. Autocall Barrier Level A level, such as 100% of the initial price of the underlying, above which the security is subject to automatic early redemption. If the underlying is above the Autocall Level on an observation date, the securities will be called, meaning the investor receives principal back plus a coupon payment, and the security ceases to exist. Final Barrier Level A level, such as 80% of the initial price of the underlying, which indicates the level of contingent downside protection the security provides. If the underlying drops below the Final Barrier Level at maturity, the investor is exposed to any negative return of the underlying. If the underlying is above the Final Barrier Level at maturity, the investor is protected from any negative return of the underlying, subject to the credit risk of the issuer. Although it is not a rule, the Final Barrier Level is often equal to the Coupon Barrier Level. How Do CoBas Work? 0% Autocall Barrier Level Observation 1 Is Underlying ≥ Autocall Barrier? Securities are Autocalled Principal Returned + Coupon Paid Is Underlying ≥ Coupon Barrier? y e s no Coupon Paid No Coupon Paid y e s no Underlying Level 100% 80% 60% 40% 20% 120% Observation 2 Observation X M a t ur i t y Autocall & Coupon Paid Coupon Paid No Coupon Paid Coupon Barrier & Final Barrier Level Is Underlying ≥ Final Barrier? Principal Returned + Final Coupon Paid y e s no If the security has not been autocalled, the amount you receive at maturity can be determined by answering the following questions: The amount you receive following any observation date can be determined by answering the following questions: Another way to visualize this is through the following chart, assuming a hypothetical Coupon Barrier Level and Final Barrier Level of 70%: No Coupon Paid and Investors Receive Shares of Underlying or Cash Equivalent These shares will have depreciated equal to the depreciation of the underlying and thus investors will receive less than their Initial Investment.

Citigroup Global Markets Holdings Inc. 5

CoBa Hypothetical Scenarios

The scenarios below illustrate hypothetical total returns you might receive with an investment in a CoBa for a range of hypothetical underlying performances and a varying number of contingent coupon payments hypothetically received over the term of the securities. The examples below are based on a CoBa linked to the hypothetical "ABC" stock, with a 1 year tenor, observed quarterly, 100% Autocall Level, 70% Coupon and Final Barrier Levels, and a 8% per annum coupon.

Scenario 1


ABC Stock Return
40%
20%
0%
-20%
-40%
3Mo
6Mo
9Mo
1Yr
Autocall Level
Coupon & Final Barrier Level
ABC Stock

- ABC Stock appreciates and is above the Autocall Level on the first 3 month observation date
- The security is automatically redeemed and the investor receives the quarterly coupon of 2% plus the initial principal invested
- The total return of the investment is 2% for 3 months, or 8% per annum

Scenario 2


ABC Stock Return
40%
20%
0%
-20%
-40%
3Mo
6Mo
9Mo
1Yr
Autocall Level
Coupon & Final Barrier Level
ABC Stock

- ABC Stock is never above the Autocall Barrier on an observation date but is above the Coupon Barrier 3 observation dates
- The investor receives three 2% coupon payments and the principal investment is returned
- The total return of the investment is 6% for 12 months, or 6% per annum

Scenario 3


ABC Stock Return
40%
20%
0%
-20%
-40%
3Mo
6Mo
9Mo
1Yr
Autocall Level
Coupon & Final Barrier Level
ABC Stock

- ABC Stock is never above the Autocall Barrier on an observation date, is never above the Coupon Barrier on an observation date, and ABC Stock is down 35% at maturity, which is below the Final Barrier Level
- The investor does not receive any coupons and shares of ABC Stock are delivered at maturity which are worth just 65% of the initial investment
- The investor has lost 35% of the initial investment for a total return of negative 35%
- If ABC Stock loses all of its value, the investor will lose 100% of the initial investment

Citigroup Global Markets Holdings Inc. 6 This guide describes the most common version of the Coupon Barrier Autocall Security, or CoBa, but there are a few variations you may see in the market. Each may be a suitable alternative depending on your aims and risk tolerance. This is a brief summary so for more information including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. CoBa Variations Buffered CoBa Increases Total Return Potential? X Increases Likelihood of Coupons? X Increases Protection? x Memory CoBa Increases Total Return Potential? X Increases Likelihood of Coupons? x Increases Protection? X Issuer Callable CoBa Increases Total Return Potential? x Increases Likelihood of Coupons? X Increases Protection? X One Star CoBa Increases Total Return Potential? X Increases Likelihood of Coupons? X Increases Protection? x Performance CoBa Increases Total Return Potential? x Increases Likelihood of Coupons? X Increases Protection? X Buffered CoBa The Buffered CoBa functions much in the same way as the traditional CoBa, but with a different payment at maturity. Instead of conditional protection, a Buffered CoBa offers a limited amount of “hard” protection, subject to the credit risk of the issuer. At maturity, provided that the security has not been previously autocalled, if the underlying is above the buffer level, principal is returned. Otherwise the return is the negative return of the underlying plus the buffer amount. Why this variation may make sense – Some investors prefer the buffered downside because the protection is not contingent and the principal at risk is lessened by the buffer amount. CoBa with Memory Feature This variation adds a feature that if any coupons are missed because the underlying is below the coupon barrier on an observation date, if the underlying recovers and is above the coupon barrier on a later observation date, the investor receives that coupon plus any previously missed coupons Why this variation may make sense – This variation increases the likelihood of receiving all of the contingent coupons Issuer Callable CoBa This variation is very similar to the traditional autocallable CoBa, but instead of a mandatory early redemption if the underlying is above a particular threshold, this CoBa will be early redeemed at the discretion of the issuer. Why this variation may make sense – Because the issuer has the discretion on callability, and that is worth something, yield potential tends to be higher than on their autocallable counterparts CoBa with “One Star” Feature This variation adds a feature that if one of the underlyings is above a one star barrier at maturity, principal is returned to the investor, regardless of the performance of the worst underlying. In other words, if one underlying is a star, principal is protected. Why this variation may make sense – This variation reduces the likelihood of losing principal and can be especially attractive for single stocks that may encounter idiosyncratic risks. CoBa with Performance Feature This variation adds some level of participation in the underlying, in addition to the traditional CoBa features Why this variation may make sense – For investors that are looking for the potential for higher yield, but who are also outright bullish on the underlying, it may make sense to lessen the income potential in order to also have some participation in the upside of the underlying

Citigroup Global Markets Holdings Inc. 7 Sales Information CoBas are available through periodic investment offerings as well as through the customized solutions platform for ultra high net worth clients. For current offerings of CoBas, as well as other structured investment offerings, please contact your Investment Professional or Financial Advisor. Other Information Any figures or terms provided in this product brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This product summary supplement does not consider the effect taxes and fees will have on your returns. The terms of each security vary from offering to offering. For terms relating to particular offerings, including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any CoBa. If a secondary market does develop it may not be liquid and may not continue for the term of the security. If the secondary market is limited there may be few buyers should you choose to sell the security prior to maturity and this may reduce the price you receive. There is no guarantee that investors wishing to liquidate an investment in such securities prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested. The value of CoBas may rise as well as fall during the term of the security and the return on any product may be lower than what could be earned on a conventional investment of similar duration and credit risk. For each product, investors assume the full credit risk of the issuer and guarantor of issuer’s obligations. The deterioration of the credit of any of these entities may result in the loss of your principal invested. Products may provide for adjustments to be made to their final terms during their term due to certain events including corporate actions, mergers and acquisitions, divestitures, price source disruption, trading suspension and material change in index formula and/or index content. Citi may at any time hold long or short positions. Accordingly, Citi may actively trade these and related securities for its own account and those of its customers and, at any time, may have long or short positions in and buy and sell, the securities, commodities, futures, options, derivatives or other instruments and investments identical with or related to those mentioned in this product summary supplement. Before making an investment in a specific CoBa, you should obtain and carefully read the offering documents relating to that offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such offering documents will contain the only complete description, and final terms, of the terms and conditions of that offering. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a CoBa, you are responsible for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. CoBas are not deposits and are neither obligations of nor guaranteed by Citibank, or any governmental entity or agency. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice. Additional Information

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